SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 5 September 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures: SENS announcement dated 5 September 2006 - Sasol
             announces improvement in headline earnings forecast for
             financial year ended 30 June 2006 and write-down to fair
             value of Sasol Olefins and Surfactants

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

SASOL ANNOUNCES IMPROVEMENT IN HEADLINE EARNINGS FORECAST FOR FINANCIAL YEAR ENDED 30 JUNE 2006 AND WRITE-DOWN TO FAIR VALUE OF SASOL OLEFINS AND SURFACTANTS

On 1 March 2001, Sasol acquired Condea from RWE Dea for a purchase consideration of €1 295 million. The business, also including thereafter certain existing Sasol assets in South Africa, was subsequently named Sasol Olefins and Surfactants (O&S). At the time, the long-term view of oil prices held by leading reputable agencies and banks was about US$20,00/b. At this price, the margins of the business were considered to be robust and sustainable going forward.

On 1 August 2005, Sasol announced its intention to consider the divestiture of the O&S business subject to fair value being received. Thereafter, substantial work was undertaken to prepare the business for sale and the bidding and divestiture processes are far advanced.

When the proposed divestiture process was initiated last year, prevailing international oil prices had risen by 125% to about US$45,00/b. Since then, these have increased further by 55% to about US$70,00/b. In other words, international oil prices are currently 250% higher than when the business was acquired. Long-term oil price forecasts by reputable agencies and leading banks have also increased significantly. These increases represent fundamental changes in energy costs and their related impact on oil-derivative feedstock costs. In turn, these have depressed the operating performance of O&S and, as a result, have reduced the potential value of the business.

The strategic rationale for considering the disposal of the business remains valid and relevant. It is not vertically integrated to Sasol's required standards and is not adequately linked to our proprietary Fischer-Tropsch technology processes. The financial impact of changes in the input costs of the business – together with current market-place dynamics – exceeds the benefits of significant reductions that have successfully been achieved in the fixed costs of the business and various other productivity improvements. After a review of valuations and bids received from interested parties, which confirm Sasol's valuation, it is necessary in accordance with International Financial Reporting Standards (IFRS) 5 (non – current assets held for sale and discontinued operations) to write-down the net asset value of the business to its fair value.

This results in a reduction of net asset value and a charge to the income statement in the financial statements ended 30 June 2006 of about R2,8 billion, after tax. This write-down results in a reduction in attributable earnings per share which are nevertheless still expected to increase by between 5% and 10% over the comparable result of the previous financial year. Headline earnings per share are expected to increase by between 30% and 35%, which compares with the 25% to 30% range announced in the trading statement issued on 2 June 2006.

The cash position of the group is not affected by the write-down and based on current assumptions it is not anticipated, therefore, that there will be any effect on current or future dividends. Negotiations will be entered into with prospective new owners in the coming months and, if a divestiture materializes, our gearing will obviously benefit from the cash proceeds. The cash proceeds will contribute to the funding of the exciting international gas-to-liquid (GTL) and coal-to-liquid (CTL) plans that Sasol is considering in various countries, and which are considered to be core to Sasol's future growth ambitions.

Sasol's financial results for the year ended 30 June 2006 will be announced on Tuesday, 12 September 2006.

The above information has not been reviewed and reported on by the Company's auditors.

Johannesburg
5 September 2006

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Forward looking statements

We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our annual report under the Securities Exchange Act of 1934 on Form 20-F filed on October 26, 2005 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 5 September 2006

By: /s/   N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary